1
MERGER BETWEEN UBS AG AND CREDIT SUISSE AG
Pursuant to the merger agreement dated 7 December 2023

between UBS AG (“UBS Parent Bank”) and Credit Suisse AG (“Credit
Suisse Parent Bank”),

and in accordance with applicable provisions of Swiss law,

on 31 May 2024 Credit Suisse Parent Bank
merged with and into UBS Parent Bank. UBS Parent Bank being

the absorbing company continues to operate and Credit Suisse
Parent Bank being the absorbed company ceased to exist (the “Transaction”).

Under the terms of the merger agreement, all of the
outstanding ordinary shares of Credit Suisse Parent Bank were cancelled;

no consideration was paid as all of the outstanding
shares of each of UBS Parent Bank and Credit Suisse Parent Bank were owned by UBS Group AG.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

INFORMATION
All amounts in this section are in US dollars (USD) unless otherwise specified.

The abbreviation “bn” is used to represent
“billion”. The abbreviation “m” is used to represent “million”. Numbers presented throughout this section may not add up
precisely to the totals provided in the tables and text due to rounding.

The following unaudited pro forma condensed combined financial information is intended to illustrate the effect of the transaction
(as previously defined) and comprises the unaudited pro forma condensed combined income statement of UBS AG for the year
ended 31 December 2024, prepared as if the Transaction

occurred on 1 January 2024.
A pro forma balance sheet as of 31 December 2024 is not presented or required as the balance sheet in UBS AG’s Annual Report
on Form 20-F for the year ended 31 December 2024, filed with the SEC on 17 March

2025, includes the effect of the Credit
Suisse AG merger.
The Transaction is a business combination of

entities under common control (a “common control transaction”) as defined under
IFRS 3 Business Combinations

since UBS Group AG is the common 100% shareholder of the two entities as of

12 June 2023,
when the Group merger occurred, and it controls

the two businesses merged before and after the Transaction.

IFRS 3
Business
Combinations

specifically scopes out such transactions; therefore, the application of the acquisition method is not required.
Instead, in the absence of a specific IFRS Accounting Standards requirement,

UBS Parent Bank applied the
carry over basis

(also
referred to as the predecessor accounting method) consistent with previous UBS group

-internal legal entity transactions and as
commonly applied under Swiss regulations.
Under the carry over basis, the IFRS Accounting Standards-equivalent financial statement carrying amounts of Credit Suisse
Parent Bank are added across each line item with the UBS Parent Bank financial statement amounts, as at the transaction date. No
adjustments are made to reflect, for example, the fair value of amortized cost financial assets and liabilities and the fair value of
non-financial assets and liabilities that were recorded in the UBS Group AG consolidated financial statements as a result of
applying the acquisition method as required under IFRS 3 Business Combinations on 31 May 2023 for the acquisition of Credit
Suisse Group AG (note that with the acquisition date of 12 June 2023, for convenience the Credit Suisse Group was consolidated
with effect from 31 May 2023, as the effect of transactions

and activities in the period from 31 May 2023 to 12 June 2023 on the consolidated financial statements was not material).

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and reflects
estimates and assumptions made by UBS Parent Bank’s

management that it considers reasonable. The unaudited pro forma condensed combined financial information does not purport to represent what UBS Parent Bank’s actual results of

operations or
financial condition would have been had the Transaction

occurred on 1 January 2024, nor is it necessarily indicative of future results of operations

or financial condition. Adjustments enumerated in this document are pro forma in nature and are relevant for
the combination of the UBS Parent Bank and Credit Suisse Parent Bank only.

Such adjustments are not relevant for UBS Group
AG consolidated reporting, unless otherwise disclosed in the audited consolidated financial statements of UBS Group AG as of
and for the year ended 31 December 2024, included in the UBS Group AG Annual

Report.
The unaudited pro forma condensed combined financial information does not reflect expense efficiencies, asset dispositions or business reorganizations that are or may be contemplated,

or any cost or revenue synergies, including any potential

restructuring
actions other than those that were reflected in the actual 2024 results.
The unaudited pro forma condensed combined financial information for the year ended 31 December 2024 should be read in
conjunction with the consolidated financial statements of UBS Parent Bank and the accompanying notes included in its 2024
Annual Report on Form 20-F,

as well as the additional disclosures contained therein. This document is available on UBS’s
website at www.ubs.com/investors

and at the SEC’s website at

www.sec.gov.

USD millions
UBS AG
consolidated
(IFRS
Accounting
Standards)
Credit Suisse
AG
consolidated
(IFRS
Accounting
Standards)
1
Transaction
accounting
adjustment
2
Condensed
Combined
Income
Statement
(IFRS
Accounting
Standards)
Net interest income

4,678

1,223

-

5,901
Other net income from financial

instruments
measured at fair value through

profit or loss

12,959

1,387

-

14,346
Net fee and commission income

23,438

1,611

-

25,048
Other income

1,248

677

(479)

1,446
Total revenues

42,323

4,898

(479)

46,742
Credit loss expense / (release)

544

208

-

752
Personnel

expenses

19,958

2,884

-

22,842
General

and administrative expenses

16,548

2,224

(479)

18,293
Depreciation, amortization and impairment

of
non-financial assets

2,840

368

-

3,208
Operating

expenses

39,346

5,476

(479)

44,344
Operating

profit

/ (loss) before tax

2,433

(786)

-

1,647
Tax expense / (benefit)

900

16

-

916
Net profit

/ (loss)

1,533

(802)

-

730
Net profit / (loss) attributable

to non-controlling
interests

51

(5)

-

46
Net profit

/ (loss) attributable

to shareholders

1,481

(798)

-

684
Historical Pro Forma
Unaudited Pro Forma Condensed Combined Income Statement

for the year ended 31 December 2024
1
Reflects the pre-merger unaudited historical condensed

income statement of Credit Suisse Parent Bank for the five-month period ended 31 May 2024 derived from Credit Suisse Parent Bank's books and records prepared under IFRS Accounting
Standards.

Refer to Note 1 in the explanatory notes for further information.
2 Refer to Note 2) in the explanatory notes for further information.
See accompanying notes.

Explanatory notes to unaudited pro forma condensed combined

financial information
(in USDm except where otherwise indicated)
Note 1: Basis of preparation
The unaudited pro forma combined income statement for the year ended

31 December 2024 was prepared as if the Transaction
occurred on 1 January 2024.
No adjustments have been reflected in the unaudited pro forma condensed combined income statement for the effects of items that
have been considered to be immaterial.
Following the acquisition by UBS Group AG, Credit Suisse transitioned its accounting systems to IFRS. From 1 January 2024,
Credit Suisse Parent Bank has been producing IFRS financial information directly from its accounting systems without conversion
from U.S. GAAP.

During the first half of 2024 Credit Suisse Parent Bank modified its IFRS accounting systems to accommodate
the integration of its financial information into UBS AG on a common control basis from the actual merger date of 31 May 2024.
Accordingly, the

Credit Suisse Parent Bank pro forma IFRS income statement amounts for the five-month period ended 31 May
2024,

derived from its IFRS books and records and other information available, have been extracted directly from its accounting
systems.

The UBS Parent Bank unaudited pro forma condensed combined income statement for the year ended 31 December 2024 was
sourced from (i) the audited consolidated income statement of UBS Parent Bank contained in the UBS Annual Report for the year
ended 31 December 2024 and (ii) the unaudited historical condensed

IFRS consolidated income statement of Credit Suisse Parent
Bank on a common control basis for the five-month period ended 31 May 2024 derived from its IFRS books and records and other
information available. As the actual merger was effected

on 31 May 2024, UBS Parent Bank’s unaudited

historical condensed
consolidated income statement for year ended 31 December 2024 contains

Credit Suisse Parent Bank’s consolidated

income
statement activity for the seven-month period ended 31 December

2024. Collectively, the two sources

represent consolidated
income statement activity of both UBS Parent Bank and Credit Suisse Parent Bank for the year ended 31 December 2024.
A transaction accounting adjustment was applied to eliminate consolidated income statement balances arising from intercompany
exposures and transactions between UBS Parent Bank and Credit Suisse Parent

Bank during the five-month period ended 31 May
2024. See Note 2 below.
Note 2: Transaction

accounting adjustment
UBS Parent Bank has reviewed exposures and transactions with Credit Suisse Parent Bank to identify intercompany income
statement amounts for the five-month period ended 31 May 2024. The only material intercompany income statement amounts
impacting the line items presented relate to the remuneration of staff seconded from Credit Suisse Parent Bank to UBS Parent
Bank. Remuneration for such staff is recognized by Credit

Suisse Parent Bank in “Other income” while UBS Parent Bank records the equal and opposite expense in “General and administrative expenses”. Accordingly,

intercompany secondment income and
expense of 479m, recognized during the five-month period ended

31 May 2024, have been eliminated.